UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                                 (Rule 13D-102)


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                             STMicroelectronics N.V.

--------------------------------------------------------------------------------
                                (Name of Issuer)


               Common Shares, nominal value (euro) 1.04 per share

--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    861012102

--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2001

--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

                  Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]      Rule 13d-1 (b)
                  [ ]      Rule 13d-1 (c)
                  |X|      Rule 13d-1 (d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. 861012102                     13G                Page 2 of 27 Pages
--------------------------------------------------------------------------------
(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         STMicroelectronics Holding II B.V. ("ST Holding II")

--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

             (a) |X|
             (b) |_|
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      CITIZENSHIP OR PLACE OF ORGANIZATION

             The Netherlands
--------------------------------------------------------------------------------
                          (5)      SOLE VOTING POWER

     NUMBER OF                     NONE
SHARES BENEFICIALLY       ------------------------------------------------------
       OWNED              (6)      SHARED VOTING POWER
      BY EACH
     REPORTING                     35.6%* (See Item 4(a) and Exhibit 1)
    PERSON WITH           ------------------------------------------------------
                          (7)      SOLE DISPOSITIVE POWER

                                   NONE
                          ------------------------------------------------------
                          (8)      SHARED DISPOSITIVE POWER

                                   35.6%* (See Item 4(a) and Exhibit 1)
--------------------------------------------------------------------------------
(9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         320,483,280**
--------------------------------------------------------------------------------
(10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

             |_|

--------------------------------------------------------------------------------
(11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         35.6%*
--------------------------------------------------------------------------------
(12)     TYPE OF REPORTING PERSON*

         HC
--------------------------------------------------------------------------------

* Based upon 899,099,181 common shares outstanding as of December 31, 2001 as shown on STMicroelectronics N.V.'s share registry.

** Based upon (i) 290,483,280 common shares held of record by ST Holding II on STMicroelectronics N.V.'s share registry; and (ii) 30,000,000 common shares held of record by BNP-Paribas Securities Services as Escrow Agent for ST Holding II and France Telecom in connection with the issuance of France Telecom's 1.0% exchangeable notes due 17 December 2004, exchangeable for common shares of STMicroelectronics N.V.

CUSIP No. 861012102                     13G                Page 3 of 27 Pages
--------------------------------------------------------------------------------
(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         STMicroelectronics Holding N.V. ("ST Holding")

--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

             (a) |X|
             (b) |_|
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      CITIZENSHIP OR PLACE OF ORGANIZATION

             The Netherlands
--------------------------------------------------------------------------------
                          (5)      SOLE VOTING POWER

     NUMBER OF                     NONE
SHARES BENEFICIALLY       ------------------------------------------------------
       OWNED              (6)      SHARED VOTING POWER
      BY EACH
     REPORTING                     35.6%* (See Item 4(a) and Exhibit 1)
    PERSON WITH           ------------------------------------------------------
                          (7)      SOLE DISPOSITIVE POWER

                                   NONE
                          ------------------------------------------------------
                          (8)      SHARED DISPOSITIVE POWER

                                   35.6%* (See Item 4(a) and Exhibit 1)
--------------------------------------------------------------------------------
(9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         320,483,280**
--------------------------------------------------------------------------------
(10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

             |_|

--------------------------------------------------------------------------------
(11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         35.6%*
--------------------------------------------------------------------------------
(12)     TYPE OF REPORTING PERSON*

         HC
--------------------------------------------------------------------------------

* Based upon 899,099,181 common shares outstanding as of December 31, 2001 as shown on STMicroelectronics N.V.'s share registry.

** Based upon (i) 290,483,280 common shares held of record by ST Holding II on STMicroelectronics N.V.'s share registry; and (ii) 30,000,000 common shares held of record by BNP-Paribas Securities Services as Escrow Agent for ST Holding II and France Telecom in connection with the issuance of France Telecom's 1.0% exchangeable notes due 17 December 2004, exchangeable for common shares of STMicroelectronics N.V.

CUSIP No. 861012102                     13G                Page 4 of 27 Pages
--------------------------------------------------------------------------------
(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         FT1CI

--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

             (a) |X|
             (b) |_|
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      CITIZENSHIP OR PLACE OF ORGANIZATION

             The Republic of France
--------------------------------------------------------------------------------
                          (5)      SOLE VOTING POWER

     NUMBER OF                     NONE
SHARES BENEFICIALLY       ------------------------------------------------------
       OWNED              (6)      SHARED VOTING POWER
      BY EACH
     REPORTING                     35.6%* (See Item 4(a) and Exhibit 1)
    PERSON WITH           ------------------------------------------------------
                          (7)      SOLE DISPOSITIVE POWER

                                   NONE
                          ------------------------------------------------------
                          (8)      SHARED DISPOSITIVE POWER

                                   35.6%* (See Item 4(a) and Exhibit 1)
--------------------------------------------------------------------------------
(9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         320,483,280**
--------------------------------------------------------------------------------
(10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

             |_|

--------------------------------------------------------------------------------
(11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         35.6%*
--------------------------------------------------------------------------------
(12)     TYPE OF REPORTING PERSON*

         HC
--------------------------------------------------------------------------------

* Based upon 899,099,181 common shares outstanding as of December 31, 2001 as shown on STMicroelectronics N.V.'s share registry.

** Based upon (i) 290,483,280 common shares held of record by ST Holding II on STMicroelectronics N.V.'s share registry; and (ii) 30,000,000 common shares held of record by BNP-Paribas Securities Services as Escrow Agent for ST Holding II and France Telecom in connection with the issuance of France Telecom's 1.0% exchangeable notes due 17 December 2004, exchangeable for common shares of STMicroelectronics N.V.

CUSIP No. 861012102                     13G                Page 5 of 27 Pages
--------------------------------------------------------------------------------
(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Finmeccanica S.p.A. ("Finmeccanica"), as current member of the Group and corporate successor to MEI-Microelettronica Italiana s.r.l. ("MEI")

--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

             (a) |X|
             (b) |_|
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      CITIZENSHIP OR PLACE OF ORGANIZATION

             The Republic of Italy
--------------------------------------------------------------------------------
                          (5)      SOLE VOTING POWER

     NUMBER OF                     NONE
SHARES BENEFICIALLY       ------------------------------------------------------
       OWNED              (6)      SHARED VOTING POWER
      BY EACH
     REPORTING                     35.6%* (See Item 4(a) and Exhibit 1)
    PERSON WITH           ------------------------------------------------------
                          (7)      SOLE DISPOSITIVE POWER

                                   NONE
                          ------------------------------------------------------
                          (8)      SHARED DISPOSITIVE POWER

                                   35.6%* (See Item 4(a) and Exhibit 1)
--------------------------------------------------------------------------------
(9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         320,483,280**
--------------------------------------------------------------------------------
(10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

             |_|

--------------------------------------------------------------------------------
(11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         35.6%*
--------------------------------------------------------------------------------
(12)     TYPE OF REPORTING PERSON*

         HC
--------------------------------------------------------------------------------

* Based upon 899,099,181 common shares outstanding as of December 31, 2001 as shown on STMicroelectronics N.V.'s share registry.

** Based upon (i) 290,483,280 common shares held of record by ST Holding II on STMicroelectronics N.V.'s share registry; and (ii) 30,000,000 common shares held of record by BNP-Paribas Securities Services as Escrow Agent for ST Holding II and France Telecom in connection with the issuance of France Telecom's 1.0% exchangeable notes due 17 December 2004, exchangeable for common shares of STMicroelectronics N.V.

CUSIP No. 861012102                     13G                Page 6 of 27 Pages
--------------------------------------------------------------------------------
(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Areva Group (as current member and corporate successor to CEA-Industrie, a former member of the Group)

--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

             (a) |X|
             (b) |_|
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      CITIZENSHIP OR PLACE OF ORGANIZATION

             The Republic of France
--------------------------------------------------------------------------------
                          (5)      SOLE VOTING POWER

     NUMBER OF                     NONE
SHARES BENEFICIALLY       ------------------------------------------------------
       OWNED              (6)      SHARED VOTING POWER
      BY EACH
     REPORTING                     35.6%* (See Item 4(a) and Exhibit 1)
    PERSON WITH           ------------------------------------------------------
                          (7)      SOLE DISPOSITIVE POWER

                                   NONE
                          ------------------------------------------------------
                          (8)      SHARED DISPOSITIVE POWER

                                   35.6%* (See Item 4(a) and Exhibit 1)
--------------------------------------------------------------------------------
(9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         320,483,280**
--------------------------------------------------------------------------------
(10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

             |_|

--------------------------------------------------------------------------------
(11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         35.6%*
--------------------------------------------------------------------------------
(12)     TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

* Based upon 899,099,181 common shares outstanding as of December 31, 2001 as shown on STMicroelectronics N.V.'s share registry.

** Based upon (i) 290,483,280 common shares held of record by ST Holding II on STMicroelectronics N.V.'s share registry; and (ii) 30,000,000 common shares held of record by BNP-Paribas Securities Services as Escrow Agent for ST Holding II and France Telecom in connection with the issuance of France Telecom's 1.0% exchangeable notes due 17 December 2004, exchangeable for common shares of STMicroelectronics N.V.

CUSIP No. 861012102                     13G                Page 7 of 27 Pages
--------------------------------------------------------------------------------
(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         France Telecom

--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

             (a) |X|
             (b) |_|
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      CITIZENSHIP OR PLACE OF ORGANIZATION

             The Republic of France
--------------------------------------------------------------------------------
                          (5)      SOLE VOTING POWER

     NUMBER OF                     NONE
SHARES BENEFICIALLY       ------------------------------------------------------
       OWNED              (6)      SHARED VOTING POWER
      BY EACH
     REPORTING                     35.6%* (See Item 4(a) and Exhibit 1)
    PERSON WITH           ------------------------------------------------------
                          (7)      SOLE DISPOSITIVE POWER

                                   NONE
                          ------------------------------------------------------
                          (8)      SHARED DISPOSITIVE POWER

                                   35.6%* (See Item 4(a) and Exhibit 1)
--------------------------------------------------------------------------------
(9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         320,483,280**
--------------------------------------------------------------------------------
(10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

             |_|

--------------------------------------------------------------------------------
(11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         35.6%*
--------------------------------------------------------------------------------
(12)     TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

* Based upon 899,099,181 common shares outstanding as of December 31, 2001 as shown on STMicroelectronics N.V.'s share registry.

** Based upon (i) 290,483,280 common shares held of record by ST Holding II on STMicroelectronics N.V.'s share registry; and (ii) 30,000,000 common shares held of record by BNP-Paribas Securities Services as Escrow Agent for ST Holding II and France Telecom in connection with the issuance of France Telecom's 1.0% exchangeable notes due 17 December 2004, exchangeable for common shares of STMicroelectronics N.V.

CUSIP No. 861012102                     13G                Page 8 of 27 Pages

Item 1(a).        Name of Issuer:

                  STMicroelectronics N.V. (the "Company")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  STMicroelectronics N.V.
                  Route de Pre-Bois
                  ICC Bloc A
                  1215 Geneva 15, Switzerland

Item 2(a).        Name of Persons Filing:

                  The current members of the Group of STMicroelectronics' shareholders consisting of:

                  (i)      ST Holding II
                  (ii)     ST Holding
                  (iii)    FT1CI
                  (iv) Finmeccanica (as current member and corporate successor to MEI, a former member of the Group)
                  (v) Areva Group (as current member and corporate successor to CEA-Industrie, a former member of the Group)
                  (vi)     France Telecom

Item 2(b).        Address of Principal Business Office, or if none, Residence:

                  (i)      STMicroelectronics Holding II B.V.
                           Strawinskylaan 1725
                           1077 XX  Amsterdam
                           The Netherlands

                  (ii)     STMicroelectronics Holding N.V.
                           Strawinskylaan 1725
                           1077 XX  Amsterdam
                           The Netherlands

                  (iii)    FT1CI
                           27-29, rue Le Peletier
                           75433 Paris Cedex 09
                           France

                  (iv)     Finmeccanica S.p.A.
                           Piazza Monte Grappa, 4
                           00195 Rome
                           Italy

CUSIP No. 861012102                     13G                Page 9 of 27 Pages

                  (v)      Areva Group
                           27-29, rue Le Peletier
                           75433 Paris Cedex 09
                           France

                  (vi)     France Telecom
                           6, place d'Alleray
                           75505 Paris Cedex 15
                           France

Item 2(c).        Citizenship:

                  (i)      The Netherlands

                  (ii)     The Netherlands

                  (iii)    The Republic of France

                  (iv)     The Republic of Italy

                  (v)      The Republic of France

                  (vi)     The Republic of France


Item 2(d).        Title of Class of Securities:

                  Common Shares, nominal value (euro) 1.04 per Share

Item 2(e).        CUSIP Number:

                  861012102

Item 3.           Item 3 is not applicable.

Item 4(a).        Amount Beneficially Owned:

                  320,483,280 shares of common stock are beneficially owned by STMicroelectronics Holding II B.V. ("ST Holding II"). These amounts are held of record on STMicroelectronics N.V.'s share registry as follows: (i) 290,483,280 common shares are held of record by ST Holding II; and (ii) 30,000,000 common shares are held of record by BNP-Paribas Securities Services, as Escrow Agent for ST Holding II and France Telecom, in connection with the issuance of France Telecom's 1.0% exchangeable notes due 17 December 2004, exchangeable for common shares of STMicroelectronics N.V. (ST Holding II retains all voting rights related to common shares in escrow, and if the France Telecom exchangeable notes are

CUSIP No. 861012102                     13G                Page 10 of 27 Pages


                  not redeemed for STMicroelectronics N.V. common shares, the common shares in escrow will be released to ST Holding II.)

                  ST Holding II is a wholly owned subsidiary of STMicroelectronics Holding N.V. which is jointly controlled by FT1CI (which is owned by a consortium of French shareholders) and Finmeccanica (which is owned 1.9% by IRI, 32.4% by the Italian Ministry of Treasury and 65.7% by members of the public). (See Exhibit 1, attached hereto.)

Item 4(b).        Percent of Class:

                  35.6% based upon 899,099,181 common shares outstanding as of December 31, 2001 as shown on STMicroelectronics N.V.'s share registry.


Item 4(c).        Number of shares as to which such person has:

                  Please see Items 5, 6, 7, 8, 9 and 11 of each cover sheet for each filing entity.

Item 5.           Ownership of Five Percent or Less of a Class

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of Securities, check the following [ ].

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person

                  Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  Item 7 is not applicable.

Item 8.           Identification and Classification of Members of a Group

                  See attached Exhibit 1 for the identity of each member of the Group and a description of relevant shareholders' agreements. See also, Item 4(a) above.

Item 9.           Notice of Dissolution of Group

                  Item 9 is not applicable.

Item 10.          Certification

                  Item 10 is not applicable.

CUSIP No. 861012102                     13G                Page 11 of 27 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: STMicroelectronics Holding N.V., by and on behalf of STMicroelectronics Holding II B.V., as Managing Member





--------------------------------             -----------------------------------
         (Date)                                  (Date)


--------------------------------             -----------------------------------
         (Signature)                             (Signature)

         Name: Luciano Acciari                   Name: Bertrand Loubert
         Title: Managing Director,               Title: Managing Director,
         STMicroelectronics Holding N.V.         STMicroelectronics Holding N.V.

CUSIP No. 861012102                     13G                Page 12 of 27 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: STMicroelectronics Holding N.V.





--------------------------------             -----------------------------------
         (Date)                                  (Date)


--------------------------------             -----------------------------------
         (Signature)                             (Signature)

         Name:  Luciano Acciari                  Name:  Bertrand Loubert
         Title: Managing Director                Title: Managing Director

CUSIP No. 861012102                     13G                Page 13 of 27 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: FT1CI





                                             -----------------------------------
                                                 (Date)


                                             -----------------------------------
                                                 (Signature)

                                             Name:  Bertrand Loubert
                                             Title: Legal Director

CUSIP No. 861012102                     13G                Page 14 of 27 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: Finmeccanica S.p.A.





                                             -----------------------------------
                                                 (Date)


                                             -----------------------------------
                                                 (Signature)

                                             Name:  Giuseppe Bono
                                             Title: Managing Director and Chief
                                                    Operating Officer

CUSIP No. 861012102                     13G                Page 15 of 27 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: Areva Group





                                             -----------------------------------
                                                 (Date)


                                             -----------------------------------
                                                 (Signature)

                                             Name:  Gerald Arbola
                                             Title: Member of the Managing Board
                                                    and Chief Financial Officer

CUSIP No. 861012102                     13G                Page 16 of 27 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: France Telecom





                                             -----------------------------------
                                                 (Date)


                                             -----------------------------------
                                                 (Signature)

                                             Name:  Jean-Louis Vinciguerra
                                             Title: Senior Executive Vice
                                                    President and Chief
                                                    Financial Officer

CUSIP No. 861012102                     13G                Page 17 of 27 Pages


                                    EXHIBIT 1

Shareholders agreements

         The principal shareholder of STMicroelectronics N.V.
("STMicroelectronics" or the "Company") is ST Holding II, which beneficially owned 320,483,280, or approximately 35.6% of the Company's issued common shares as of December 31, 2001.

         Assuming the France Telecom exchangeable notes are exchanged for common shares of STMicroelectronics at the initial exchange ratio, which in any case shall not take place before January 2, 2004, ST Holding II will own approximately 32.3% of the Company's common shares. In the new shareholders agreement, and making the same assumption just described, the indirect economic interest of Areva, France Telecom and Finmeccanica in STMicroelectronics will be approximately 11.1%, 2.9% and 18.3%, respectively.

         The chart below illustrates the current shareholding structure as of December 31, 2001.

[GRAPHICS OMITTED]

"Description of Shareholding Structure: STMicroelectronics N.V. is owned 35.6% by STMicroelectronics Holding II B.V. and 64.4% by the public.

STMicroelectronics Holding II B.V. is a wholly-owned subsidiary of STMicroelectronics Holding N.V. which is jointly owned by FT1CI and Finmeccanica.

The French shareholder, FT1CI, is owned 63.8% by Areva and 36.2% by France Telecom, respectively. The Italian shareholder, Finmeccanica, is owned 1.9% by I.R.I., 32.4% by the Italian Ministry of Treasury(1) and 65.7% by the public."



----------

(1)      Ministero del Tesoro del Bilancio e della Programmazione
         Economica-Dipartimento del Tesoro.

(2)      Based on corporate governance rights.

CUSIP No. 861012102                     13G                Page 18 of 27 Pages


         All other former members of the Group have either sold or otherwise disposed of their holdings in the Group.

         ST Holding is jointly owned by FT1CI and Finmeccanica. FT1CI consists of two principal French shareholders, France Telecom, the French state-controlled telecommunications company, and Areva (formerly known as CEA-Industrie), a corporation controlled by the French atomic energy commission
(CEA). Finmeccanica is listed on the Italian Mercato Telematico Azionario ("Telematico") and is included in the MIB 30 stock index. The Italian Ministry of Treasury has appointed a majority of the members of Finmeccanica's Board of Directors and pursuant to the provisions of its articles of association and Italian law, retains veto rights over certain major transactions involving Finmeccanica. The shares of France Telecom are listed on Euronext Paris and its American Depositary Receipts are listed on the New York Stock Exchange. Certificats d'investissements of Areva are listed on Euronext Paris.

         The French and Italian shareholders are party to a shareholders agreement entered into in April 1987, as amended, that, among other things, provides for their undertaking to:

         o    manage their interest in STMicroelectronics through ST Holding;
              and

         o    jointly hold 100% of ST Holding's capital and voting rights.

         In addition, this agreement enables each of the shareholders of ST Holding to designate nominees for three members of the Supervisory Board and includes provisions requiring the approval of the supervisory board of ST Holding for actions by ST Holding, STMicroelectronics and its subsidiaries.

New shareholders agreement

         FT1CI, Finmeccanica, France Telecom and Areva signed a new shareholders agreement on December 10, 2001, to restructure their holdings in ST Holding. The agreement permits the shareholders to:

         1.   Restructure the holding companies as desirable

         2.   Provide for new corporate governance principles

         3. Provide for the terms and conditions of disposals of common shares in STMicroelectronics

         4. Ensure stability in the shareholding structure and future flexibility

         To the extent the new shareholders agreement conflicts with existing agreements among the shareholders, the provisions of the new shareholders agreement shall prevail.

Restructuring of the holding companies

         If necessary, the parties have agreed to restructure the two holding companies to simplify the structure to the extent possible or desirable for tax efficiency. In any case, at

CUSIP No. 861012102                     13G                Page 19 of 27 Pages


least one holding company will continue to exist to hold the STMicroelectronics common shares. The company that now holds or may hold the STMicroelectronics shares in the future for the indirect shareholders is referred to below as the "holding company". The new shareholders agreement provides that FT1CI may be replaced as a shareholder in the holding company by France Telecom and/or Areva, at their request.

         The new shareholders agreement contains a standstill provision that precludes any of the parties and the parties' affiliates from acquiring, directly or indirectly, any common shares of STMicroelectronics or any instrument providing for the right to acquire any of the Company's common shares other than through the holding company until 24 months after such party ceases to be an indirect shareholder of STMicroelectronics.

Corporate governance

         Under the new shareholders agreement, the parties have agreed to modify the corporate governance rights within the holding company so that they will be shared equally by FT1CI and Finmeccanica, referred to below as the "shareholders," despite the difference in indirect economic interest in STMicroelectronics for 24 months after the date of the new shareholders agreement plus the three-month period thereafter, referred to as the "Balance Period," during which each of FT1CI and Finmeccanica will have an option to rebalance their shareholdings, referred to as the "Rebalancing Option." The Balance Period is stated to continue as long as each shareholder in the holding company owns at least 47.5% of its shares subject to the exercise of the Rebalancing Option. In the case where one shareholder's stake exceeds 52.5% after the Balance Period, control of ST Holding will automatically be granted to it, while certain rights will be preserved for the minority shareholder.

         During the Balance Period, the shareholders agree that the holding company will have a managing board comprised of two members (one designated by each shareholder) and a supervisory board comprised of eight members (four designated by each shareholder). The chairman of the supervisory board of the holding company shall be designated for a three-year term by one shareholder (with the other shareholder entitled to designate the vice chairman), such designation to alternate between Finmeccanica and FT1CI. The next chairman of the supervisory board will be designated by Finmeccanica.

         During the Balance Period, any other decision, to the extent that a resolution of the holding company is required, must be pursuant to the unanimous approval of the shareholders, including but not limited to the following:

         o the definition of the role and structure of the managing boards and the supervisory boards of the holding company and STMicroelectronics;

         o the powers of the chairman and the vice chairman of the supervisory boards of the holding company and STMicroelectronics;

         o information by the managing boards and by the supervisory boards of the holding company and STMicroelectronics;

         o    treatment of confidential information;

CUSIP No. 861012102                     13G                Page 20 of 27 Pages


         o appointment of any additional members of the managing boards of the holding company and of STMicroelectronics;

         o remuneration of the members of the managing board of the holding company and of STMicroelectronics;

         o    internal audit of the holding company and of STMicroelectronics;

         o industrial and commercial relationships between STMicroelectronics and Finmeccanica or STMicroelectronics and either or both FT1CI shareholders, or any of their affiliates; and

         o any of the decisions listed in article 16.1 of the articles of association of STMicroelectronics including the budget and the pluri-annual plans of STMicroelectronics.

         However, in the case of a hostile take-over bid for STMicroelectronics, any shareholder may, upon its sole request, obtain the activation by the holding company of the option agreement relating to the preference shares described below (provided that such activation is triggered by the Supervisory Board), in which case both shareholders shall be required to finance the subscription by the holding company of the preference shares, and such subscription and payment shall be completed only to the extent required to implement the option agreement so as to consolidate a majority of the voting rights of STMicroelectronics (and to the exclusion of any further acquisitions of STMicroelectronics common shares, which require the unanimous approval of the shareholders).

         As regards STMicroelectronics during the Balance Period:

         o each shareholder shall have the right to insert on a list prepared for proposal by the holding company to the general meeting of STMicroelectronics shareholders the same number of members for election to the Supervisory Board, and the holding company shall vote in favor of such members;

         o the shareholders will cause the holding company to submit to the general meeting of STMicroelectronics shareholders and to vote in favor of a common proposal for the appointment of the Managing Board;

         o any decision relating to the voting rights of the holding company in STMicroelectronics shall require the unanimous approval of the holding company shareholders and shall be submitted by the holding company to the general meeting of STMicroelectronics shareholders.

         In addition, the following resolutions, to the extent that a resolution of the holding company is required, must be resolved upon by a shareholders resolution of the holding company, which shall require the unanimous approval of the shareholders:

         o    any alteration in the holding company's articles of association;

CUSIP No. 861012102                     13G                Page 21 of 27 Pages


         o any issue, acquisition or disposal by the holding company of its shares or change in share rights;

         o any alteration in STMicroelectronics' authorized share capital or issue by STMicroelectronics of new shares and/or of any financial instrument giving rights to subscribe for STMicroelectronics common shares; any acquisition or disposal by the holding company of STMicroelectronics common shares and/or any right to subscribe for STMicroelectronics common shares; any modification to the rights attached to STMicroelectronics common shares; any merger, acquisition or joint venture agreement to which STMicroelectronics is or is proposed to be a party; and any other items on the agenda of a general shareholders meeting of STMicroelectronics;

         o    the liquidation or dissolution of the holding company;

         o any legal merger, legal de-merger, acquisition or joint-venture agreement to which the holding company is proposed to be a party; and

         o the adoption or approval of the annual accounts of the holding company and of STMicroelectronics or a resolution concerning a dividend distribution of STMicroelectronics, it being understood that the dividend distribution by STMicroelectronics and the holding company will be regulated by tracking stocks issued by the holding company to the shareholders.

         In the new shareholders agreement, the parties agree to cause the holding company to propose and vote in favor of Mr. Pasquale Pistorio as the sole Managing Director of STMicroelectronics for a period of three years starting from the next annual general meeting of STMicroelectronics' shareholders.

         After the end of the Balance Period, unanimous approval by the shareholders of the holding company remains required to approve:

         1. As long as any of the shareholders indirectly owns at least 3% of the issued and outstanding share capital of STMicroelectronics, with respect to the holding company, any changes to the articles of association, any issue, acquisition or disposal of shares in the holding company or change in the rights of its shares, its liquidation or dissolution and any legal merger, de-merger, acquisition or joint venture agreement to which the holding company is proposed to be a party. However the minority shareholder may not prevent the other shareholder from increasing the capital of the holding company in order to finance the acquisition of additional shares of STMicroelectronics as a defense against a hostile takeover bid for the Company.

         2. As long as any of the shareholders indirectly owns at least 33% of the holding company, certain changes to the articles of association of STMicroelectronics (including any alteration in its authorized share capital, or any issue of share capital and/or financial instrument giving the right to subscribe for the Company's common shares, changes to the rights attached to STMicroelectronics shares, changes to the preemptive rights, issues relating to the form, rights and transfer mechanics of the shares, the composition and operation of the

CUSIP No. 861012102                     13G                Page 22 of 27 Pages


Managing and Supervisory Boards, matters subject to the Supervisory Board's approval, the Supervisory Board's voting procedures, extraordinary meetings of shareholders and quorums for voting at shareholders' meetings).

         3. Any decision to vote the shares of STMicroelectronics held by the holding company at any general meeting of shareholders of STMicroelectronics with respect to any substantial and material merger decision. In the event of a failure by the shareholders to reach a common decision on the relevant merger proposal, the STMicroelectronics shares attributable to the minority shareholder and held by the holding company will be counted as present for purposes of a quorum of shareholders at a STMicroelectronics shareholders' meeting, but will not be voted (i.e. will be abstained from the vote in a way that they will not be counted as a negative vote or as a positive vote).

         In addition, the minority shareholder will have the right to designate at least one member of the list of candidates for the Supervisory Board to be proposed by the holding company if that shareholder indirectly owns at least 3% of the total issued and outstanding share capital of STMicroelectronics.

         At the end of the Balance Period, the members of the supervisory board and managing board of the holding company and STMicroelectronics nominated by the minority shareholder will immediately resign upon request of the other shareholders, subject to the rights described in the previous paragraph.

Disposals of shares in STMicroelectronics

         The new shareholders agreement states that France Telecom intends to dispose as soon as possible, subject to the terms of its lock-up agreement, of its entire indirect interest in STMicroelectronics common shares. Areva has obtained its freedom to dispose of its stake after a 24-month period from the date of such agreement with the possibility of rebalancing its stake to Finmeccanica's equal stake. Finmeccanica intends to dispose of certain amounts of common shares held, initially at the same time as France Telecom, and has the right to have additional common shares sold during such 24-month period so that it may sell a total number of common shares equal to the amount sold during such 24-month period by France Telecom.

         At any time, whether during or after the 24-month period from the date of the agreement, FT1CI and Finmeccanica may offer to each other for sale and/or transfer any or all of their respective shares in ST Holding. Likewise, France Telecom and Areva may, during the same period, offer to each other for sale and/or transfer any or all of their respective shares in FT1CI.

         Under the new shareholders agreement, ST Holding II sold common shares attributable to a portion of the interest owned by France Telecom and Finmeccanica in December 2001. The new shareholders agreement also provided for ST Holding II to enter into an escrow arrangement with France Telecom with respect to the STMicroelectronics common shares underlying the exchangeable notes also sold in December 2001. The new shareholders agreement states that France Telecom will have a call option over those shares upon exchange of the exchangeable notes for common shares. The voting rights with respect

CUSIP No. 861012102                     13G                Page 23 of 27 Pages


to the shares held in escrow will at all times be exercised by ST Holding II. The agreement further provides that in connection with the December 2001 common share and exchangeable note offerings, each of the shareholders may request ST Holding to enter into hedging agreements.

         Under the new shareholders agreement, further disposals by the shareholders after the December 2001 common share and exchangeable note offerings and the lock-up periods which have been granted by the parties and to the underwriters of the offerings and before the end of the 24-month period from the date of such agreement, are subject to the following restrictions:

         1. According to the underwriting agreements for the common share and exchangeable note offerings, the shareholders agreed not to make any disposals for 180 days. In the event that either France Telecom or Finmeccanica requests a waiver of the 180-day lock-up agreement, and the underwriters agree, the other agrees that it will not unreasonably refuse to waive the lock-up agreement in the shareholders agreement.

         2. At the end of this lock-up period, FT1CI may cause the holding company to dispose of the entire remaining shares in STMicroelectronics indirectly owned by France Telecom. In addition, over the same period, Finmeccanica may cause the holding company to dispose of up to 65,454,983 STMicroelectronics common shares.

         3. The shareholders can make further disposals through the issuance of exchangeable debt instruments (although the instruments may not be exchangeable before the end of the 24-month period), equity swaps, subject to certain conditions, and straight sales or other transfers.

         4. In the case of straight sales, the total percentage of STMicroelectronics common shares held by the holding company after the sale may not be less than the relevant threshold percentage related to the preference shares described below, which percentage will be calculated taking into consideration the total number of STMicroelectronics common shares outstanding on the date of the sale and the number of shares that may be issued upon the exercise of equity-linked instruments such as convertible bonds or options that can be exercised before the end of the 24-month period. Finmeccanica has the right to cause ST Holding II to sell a number of STMicroelectronics shares equal to the difference between STMicroelectronics shares actually disposed of by France Telecom in the common share offering and by way of exchange of the exchangeable bonds minus 29,968,421, the number of common shares actually sold by Finmeccanica in December 2001 (the "buffer"). In addition, France Telecom and Finmeccanica each have the right to cause ST Holding II to sell, for their respective accounts, 50% of the difference, if positive, between the total number of STMicroelectronics common shares held by the holding company and the number of shares, calculated on a fully diluted basis, multiplied by the relevant threshold percentage for the preference shares as described below, less the buffer.

         5. The disposal by the holding company of the STMicroelectronics common shares corresponding to the interest held by any minority shareholder will always be upon the sole decision of the minority shareholder, subject to compliance with the shareholders agreement.

CUSIP No. 861012102                     13G                Page 24 of 27 Pages


         6. Any disposal by ST Holding II of STMicroelectronics common shares corresponding to the interest of any shareholder is subject to tag-along rights. The disposals must be made either through a public offering or by a private placement to institutional investors with the objective of ensuring adequate distribution of STMicroelectronics common shares in the market.

         7. Further disposals by the shareholders after the end of the 24-month period and any further lock-up periods, if any, are subject to the following agreements: in the event that a shareholder intends to participate in any public offering for all of the common shares of STMicroelectronics or private placements to institutional investors, the shareholder may do so, subject to a right of first refusal granted to the other shareholders. Any right of first refusal does not apply to Finmeccanica's or France Telecom's disposal of its shareholdings as described in paragraph 2 above. In the event that a shareholder wishes to dispose of all of its remaining holding in the holding company in a private transaction outside any regulated market, it may do so only through a sale of its shares in the holding company and the new party becomes party to the then relevant shareholders' agreement.

         As long as any of the parties to the shareholders agreement has a direct or indirect interest in STMicroelectronics, subject to the public offer exception listed in paragraph 7 above, no sales by a party to the new shareholders agreement may be made of any shares in STMicroelectronics or FT1CI, ST Holding or ST Holding II to any of the top ten competitors of STMicroelectronics, or any company that controls such competitor.

Change of control provision

         The shareholders agreement provides for tag-along rights, pre-emptive rights, and provisions with respect to a change of control of any of the shareholders or any controlling shareholder of FT1CI, on the one hand, and Finmeccanica, on the other hand. The shareholders may transfer shares of the holding company or FT1CI to any of the shareholder's affiliates, which would include the Italian state or the French state with respect to entities controlled by a state. The shareholders and their ultimate shareholders will be prohibited from launching any take-over process on any of the other shareholders.

Preference shares

         On May 31, 1999, STMicroelectronics' shareholders at the annual general meeting approved the creation of 180,000,000 preference shares (540,000,000 preference shares, as adjusted for the 3:1 stock split implemented in May 2000). These preference shares entitle a holder to full voting rights at any meeting of shareholders and to a preferential right to dividends. On May 31, 1999, STMicroelectronics entered into an option agreement with ST Holding II, which provides that preference shares shall be issued to ST Holding II upon request subject to the adoption of a resolution of its Supervisory Board recognizing that a hostile takeover or similar action exists and giving its consent to the exercise of the option and upon payment of at least 25% of the par value of the preference shares to be issued. The option is currently contingent upon ST Holding II retaining at least 33% of STMicroelectronics' issued share capital.

CUSIP No. 861012102                     13G                Page 25 of 27 Pages


         In the context of the new shareholders agreement, parties thereto have agreed to perform any action within their power (subject to applicable laws and any required regulatory approvals) to cause STMicroelectronics and ST Holding II to enter into a new option agreement replacing the option agreement currently in effect. The shareholders will seek to:

         1. Reduce the percentage of shares of STMicroelectronics necessary for exercise of the option from 33% to 30% of the STMicroelectronics shares actually issued at any given time;

         2. Change the requirement that ST Holding II hold the required percentage of shares continuously so that the relevant percentage be required to be held merely at the time the option is exercised; and

         3. Change the calculation of the percentage of shares held by aggregating the number of shares held by ST Holding II and those held by third party financial institutions acting in accordance with the instructions ST Holding II.

         The shareholders have not determined the precise terms or timing of the new option agreement.

         Under the new shareholders agreement, any shareholder can cause the holding company to exercise the option to acquire the preference shares in the event of a hostile take-over bid for STMicroelectronics.

Other shareholders agreements

         The shareholders of FT1CI entered into a separate shareholders agreement in January 1993. On December 28, 2001, France Telecom and Areva modified this agreement in its entirety to reflect the new shareholders agreement between the shareholders of ST Holding. The new FT1CI shareholders agreement provided for the capital reduction of FT1CI to reflect the sale by France Telecom of a portion of its indirect interest in STMicroelectronics. At the end of the two-year period described under "-- Disposals of shares in STMicroelectronics," Areva can either require an additional capital reduction of FT1CI or buy France Telecom's remaining shares in FT1CI. STMicroelectronics is not a party to these agreements.

         The new FT1CI shareholders agreement provides for new corporate governance arrangements based on France Telecom's level of ownership of STMicroelectronics. It provides that FT1CI shall continue to have five directors, three of whom shall be chosen by Areva and two of whom shall be chosen by France Telecom, provided that France Telecom shall only choose one director once its interest in FT1CI falls below 30%. Also, France Telecom will have the right to nominate a number of FT1CI representatives to the supervisory board of ST Holding, ST Holding II and STMicroelectronics in proportion to its holdings, with at least one member to the extent that FT1CI has at least two on those supervisory boards as long as France Telecom owns at least 20% of the capital of FT1CI. France Telecom will cause its appointed directors to these entities to resign as necessary if and when its interest in FT1CI is reduced. Except as set forth below, decisions with respect to ST Holding, STMicroelectronics and its subsidiaries may be taken by simple majority. Certain actions by FT1CI will continue to require the approval of the France Telecom

CUSIP No. 861012102                     13G                Page 26 of 27 Pages


director or directors. These include: (i) all borrowings above EUR 2 million,
(ii) certain loans and advances, (iii) issuance of guarantees, (iv) changes to any shareholder agreements entered into by FT1CI, (v) distribution of any dividends and (vi) introduction of any new shareholder.

         In case ST Holding II requests the issuance of preference shares pursuant to the option agreement with STMicroelectronics, the new FT1CI shareholders agreement provides that the payment by FT1CI for the subscription price will be shared on a pro rata basis between Areva and France Telecom according to the number of the Company's common shares attributed to each on the date of exercise. Each has undertaken to pay such subscription amounts according to their respective pro rata stakes.

         Following the 24-month period from the ST Holding shareholders agreement, should Finmeccanica exercise its right to make a public offering of STMicroelectronics common shares, FT1CI's right of first refusal may be exercised by Areva in the first instance, and then by France Telecom. In addition, in case of a Finmeccanica public offering, both Areva and France Telecom may cause FT1CI to exercise its tag-along rights to offer STMicrorelectronics common shares corresponding to the respective indirect holding. If either party were to exercise its right of first refusal or tag-along rights, Areva and France Telecom undertake to cause FT1CI to undertake all appropriate actions.

         Transfers of shares in FT1CI to third parties are subject to a right of preemption, a right of first refusal of the other shareholders, as well as other provisions. In the event Areva proposes to sell its interest in FT1CI, in whole or in part, France Telecom has the right to require the acquirer to purchase its interest as well. The FT1CI shareholders agreement terminates upon the termination of FT1CI or when either party ceases to be a shareholder of FT1CI.

         In addition, certain provisions of the new FTICI shareholders agreement implement the ST Holding Shareholders agreement on a pro rata basis among France Telecom and Areva.

         As is the case with other companies controlled by the French Government, the French Government has appointed a Commissaire du Gouvernement and a Controleur d'Etat for FT1CI. Pursuant to Decree No. 94-214, dated March 10, 1994, these French Government representatives have the right (i) to attend any board meeting of FT1CI, and (ii) to veto any board resolution or any decision of the president of FT1CI within 10 days of such board meeting (or, if they have not attended the meeting, within 10 days of the receipt of the board minutes or the notification of such president's decision); such veto lapses if not confirmed within one month by the Ministry of the Economy or the Secretariat d'Etat a l'Industrie (Secretary of Industry). FT1CI is subject to certain points of the arrete of August 9, 1953 pursuant to which the Ministry of the Economy and any other relevant ministries (a) have the authority to approve decisions of FT1CI relating to budgets or forecasts of revenues, operating expenses and capital expenditures, and (b) may set accounting principles and rules of evaluation of fixed assets and amortization.

         Pursuant to the principal Italian privatization law, certain special government powers may be introduced into the by-laws of firms considered strategic by the Italian government.

CUSIP No. 861012102                     13G                Page 27 of 27 Pages


In the case of Finmeccanica, these powers were established by decrees adopted by the Minister of the Treasury on November 8, 1999 and Finmeccanica's by-laws were subsequently amended on November 23, 1999. The special powers of the Minister of the Treasury (who will act in agreement with the Minister of Industry) include
(i) approval or disapproval of the acquisition of material interests in Finmeccanica's share capital, (ii) approval of material shareholders agreements relating to Finmeccanica's share capital, (iii) appointment of members of Finmeccanica's board of directors and board of statutory auditors, and (iv) powers to veto resolutions to dissolve Finmeccanica, transfer its business, merge, conduct spin-offs, sell businesses or lines of business, including the transfer of equity participations in subsidiaries or affiliates, transfer its registered office outside of Italy, change Finmeccanica's corporate purposes or amend or modify any of the Minister of the Treasury's special powers.

         In connection with its Initial Public Offering, STMicroelectronics entered into a registration rights agreement with ST Holding II pursuant to which STMicroelectronics agreed that, upon request from ST Holding II, it will file a registration statement under the Securities Act to register common shares held by ST Holding II, subject to a maximum number of five requests in total as well as a maximum of one request in any twelve-month period. Subject to certain conditions, STMicroelectronics will grant ST Holding II the right to include STMicroelectronics' common shares in any registration statements covering offerings of common shares by STMicroelectronics. ST Holding II will pay a portion of the costs of any requested or incidental registered offering based upon its proportion of the total number of common shares being registered, except that ST Holding II will pay any underwriting commissions relating to common shares that it sells in such offerings and any fees and expenses of its separate advisors, if any. Such registration rights agreement will terminate upon the earlier of December 15, 2004 and such time as ST Holding II and its affiliates own less than 10% of STMicroelectronics outstanding common shares.